Exhibit 99.1

Press Release

Descartes Announces Results of Annual Meeting of Shareholders
WATERLOO, Ontario — June 11, 2026 — The Descartes Systems Group Inc. announced the voting results from its annual meeting of shareholders held on Thursday, June 11, 2026 (the “Meeting”).

Meeting Results

The following matters, as set out in more detail in its Management Information Circular dated April 27, 2026, were considered and voted on by shareholders at the Meeting:

General
The total number of common shares of the Corporation represented in person or by proxy at the Meeting was 74,355,358 which represented 86.53% of the common shares of the Corporation that were outstanding as of the record date for the Meeting, being April 27, 2026.

Election of Directors
On a vote by ballot, each of the following 9 nominees proposed by management of the Corporation was elected as a director of the Corporation:

Director Nominee	Number of Votes FOR	Percentage of Votes FOR	Number of Votes AGAINST	Percentage of Votes AGAINST
Deepak Chopra	72,024,934	98.91%	790,882	1.09%
Eric Demirian	68,897,184	94.62%	3,918,633	5.38%
Dennis Maple	70,831,018	97.27%	1,984,798	2.73%
Jane Mowat	72,631,099	99.75%	184,718	0.25%
Chris Muntwyler	71,769,776	98.56%	1,046,041	1.44%
Jane O’Hagan	71,265,855	97.87%	1,549,962	2.13%
Edward Ryan	72,403,034	99.43%	412,783	0.57%
John Walker	69,848,259	95.92%	2,967,558	4.08%
Laura Wilkin	72,541,214	99.62%	274,603	0.38%

The Descartes Systems Group Inc. | info@descartes.com | www.descartes.com | © All rights reserved

Appointment of Auditors

On a vote by ballot, KPMG LLP, Chartered Professional Accountants, Licensed Public Accountants, were appointed as the auditors of the Corporation until the close of the next annual meeting of shareholders or until their successors are appointed.

Number of Votes FOR	Percentage of Votes FOR	Number of Votes WITHHELD	Percentage of Votes WITHHELD
73,717,094	99.14%	638,264	0.86%

Amendment of Shareholder Rights Plan

On a vote by ballot, the resolution proposed by management of the Corporation to make certain amendments to the Corporation’s Shareholder Rights Plan was approved:

Number of Votes FOR	Percentage of Votes FOR	Number of Votes AGAINST	Percentage of Total Votes AGAINST
70,718,313	97.12%	2,097,504	2.88%

Say-On-Pay

On a vote by ballot, the “Say-On-Pay” resolution proposed by management of the Corporation was approved.

Number of Votes FOR	Percentage of Votes FOR	Number of Votes AGAINST	Percentage of Total Votes AGAINST
68,974,850	94.73%	3,840,966	5.27%

About Descartes

Descartes powers more responsive, efficient, secure and sustainable international and domestic supply chains by uniting logistics-intensive businesses on its Global Logistics Network (GLN). Shippers, carriers, and logistics service providers connect and collaborate on the GLN leveraging technology, data and AI to manage last mile deliveries, domestic and international shipments, transportation rating and payment, global trade research, customs compliance and a variety of regulatory processes. Learn more about Descartes at www.descartes.com and connect with us on LinkedIn and X.
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Descartes Investor Contact:
Laurie McCauley (519) 746-2969
investor@descartes.com

The Descartes Systems Group Inc. | info@descartes.com | www.descartes.com | © All rights reserved